REXAM

05010013

RECEIVED
2005 JUL 28 A 8:-7
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Office of International Finance
Mail Stop 3-4
Securities & Exchange Commission
450 5th Street NW
Washington DC 20549
USA

DIRECT
TEL 020 7227 4132
FAX 020 7227 4139

SUPPL

15 July 2005

FILE NO. 82-3

Dear Sirs

Rexam PLC

The enclosed material is furnished pursuant to Rule 12g3-2(b) on behalf of Rexam PLC, File number 82-3.

Yours faithfully

Jennifer Smith
Deputy Company Secretary

PROCESSED
JUL 28 2005
THOMSON FINANCIAL

7/28

REXAM PLC
4 MILLBANK
LONDON SW1P 3XR
UNITED KINGDOM
TEL +44 (0)20 7227 4100
FAX +44 (0)20 7227 4109

REXAM

investors

FILE 82-3

Latest News

15 July 2005

Graham Chipchase to assume responsibility for Rexam's Plastic Packaging operations

Rexam, the global consumer packaging group and the world's largest beverage can maker, announces changes to its Board of Directors.

Graham Chipchase, Group Finance Director, will take up the newly created position of Group Director Plastic Packaging. He will be responsible for Rexam's global plastic packaging business which includes the beauty and pharmaceutical packaging operations and plastic containers for food and beverages. In 2004, these businesses had combined sales of more than £500m.

This move follows the decision of **Yves Dominioni**, executive director responsible for the Beauty & Pharma packaging business, to retire from the Board. Although relinquishing his Board and operational responsibilities, Yves will stay on with the company in an advisory capacity until his retirement at the end of 2006.

Graham has been a member of the Board since February 2003 and Group Finance Director since March 2003. His early career was spent in international manufacturing with BOC and GKN. In his new role, he will continue to be based at Rexam's London headquarters.

The search for a new Group Finance Director is well underway and a further announcement regarding this appointment is expected to be made shortly. In the meantime, Graham will have responsibility for both roles.

Commenting on the Board changes, Rolf Borjesson, Rexam's Chairman, said: "During the time that Graham has been Finance Director, he has demonstrated the quality of leadership and a keen understanding of operations that make him eminently suited to this new role. On behalf of the Board, I would like to thank Yves for the excellent job he has done in building up a vibrant and flourishing beauty and pharmaceutical packaging business within Rexam."

Enquiries

Lars Emilson, Chief Executive 020 7227 4100
Andrew Mills, Group Communications Director

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